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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM U-7D

                       CERTIFICATE PURSUANT TO RULE 7(d)
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Initial Filing                                                         Amendment

                       (Please delete inapplicable word)

     The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

1.  Lessee public-utility company:  Puget Sound Energy, Inc.
                                  ----------------------------------------------

    Address:  411 - 108th Avenue N.E., 15th Floor, Bellevue, WA 98004-5515
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2.  Date:  April 16, 2001
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2a. Expected date facility will be placed in service:  July 1, 2001
                                                     ---------------------------

3.  Regulatory authority which has acted on transaction:

    Name           N/A                  Date of order  N/A
        --------------------------------             ---------------------------

4.  Initial term of lease:  10 years
                         -------------------------------------------------------

4a. Renewal options:  May be extended for mutually agreed upon term at lessee's
                    ------------------------------------------------------------
    election
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5.  Brief description of facility:  two combustion turbine generators, 55 MW
                                  ----------------------------------------------
    each
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6.  Manufacturer or supplier:  Pratt & Whitney
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7.  Cost of facility  $70,000,000
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8.  Basic rent. Initial term $67,186,971
                              --------------------------------------------------

8a. Periodic installment: Amount $559,891
                                  ----------------------------------------------
    Period  Monthly
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9.  Holder of legal title to facility:  BLC Corporation
                                      ------------------------------------------

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    Address:  989 East Hillsdale Blvd., Suite 300, Foster City, CA 94404
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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1771 (5-99)
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10.  Holders of beneficial interest:


      Name and address              Amount invested         Percent of equity

     BLC Corporation                 $70,000,000                  100%
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11.  If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

Amount borrowed              Interest rate          Number of lenders
               -------------               --------                  -----------

Terms of repayment:  Amount              Period
                           --------------      ---------------------------------

Date executed:
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Signature of Holder of legal title:  BLC Corporation, By Robert J. Morehead,
                                   --------------------------------------------
Vice President
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Signatures of Holders of beneficial interests shall be annexed and incorporated herein.